SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the

                       Securities and Exchange Act of 1934

                        For Year Ended December 31, 1999

A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                        CRANE CO. UNION EMPLOYEES SAVINGS

                               AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CRANE CO.

                            100 First Stamford Place

                           Stamford, Connecticut 06902


CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS


                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
      Benefits as of December 31, 1999 and 1998                            2

Statements of Changes in Net Assets
      Available for Benefits for the years ended
      December 31, 1999 and 1998                                           3

Notes to Financial Statements                                              4

SUPPLEMENTAL  SCHEDULES AS OF DECEMBER 31, 1999 AND FOR THE YEAR ENDED
DECEMBER 31, 1998

Schedule H - Schedule of Assets Held for Investment Purposes              10

Schedule H - Schedule of Reportable Transactions                          11


Exhibit 23.1 - Consent of Independent Auditors                            12


INDEPENDENT AUDITORS' REPORT

Crane Co. Union Employees Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Crane Co. Union Employees Savings and Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.

Deloitte & Touche LLP
Stamford, Connecticut

June 20, 2000
                                        1

CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
                                                           1999             1998
                                                           ----             ----
ASSETS

INVESTMENTS, AT FAIR VALUE:
Vanguard Money Market Reserves - Prime
Portfolio                                                 $135,882        $130,827
Vanguard Retirement Savings Trust                           70,258          85,638
Vanguard/Windsor II                                        121,441          97,588
Crane Co. Stock Fund                                        46,576          57,317
Vanguard/Wellington Fund                                   312,963         277,577
Vanguard/Morgan Growth Fund                                 14,655           1,748
Vanguard Fixed Income Securities -
Long-Term Corporate Portfolio                               10,448           3,273
Vanguard Index Trust - 500 Portfolio                        72,646           8,320
Vanguard/PRIMECAP Fund                                      20,016           4,054
Loan Fund                                                   61,515          24,074
                                                           -------         -------
                Total investments                          866,400         690,416
                                                           -------         -------

RECEIVABLES:
Company contributions                                        1,551           3,976
Employee contributions                                      22,171          10,181
                                                            ------          ------
                Total receivables                           23,722          14,157
                                                            ------          ------

LIABILITIES                                                   NONE            NONE
-----------

NET ASSETS AVAILABLE FOR BENEFITS                         $890,122        $704,573
                                                          ========        ========


See notes to financial statements.


CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN


STATEMENTS  OF CHANGES IN NET ASSETS  AVAILABLE  FOR  BENEFITS FOR THE YEARS ENDED
DECEMBER 31, 1999 and 1998
                                                                1999           1998
                                                                ----           ----
CONTRIBUTIONS:
Employee                                                       $231,882       $133,393
Company                                                          18,766         21,451
                                                                -------        -------
    Total contributions                                         250,648        154,844
                                                                -------        -------

EARNINGS ON INVESTMENTS:
Interest and dividends                                           61,142         53,154
Net   (depreciation)   appreciation   in  fair   value   of
investments                                                     (44,031)         2,359
                                                                -------         ------
    Total earnings on investments                                17,111         55,513
                                                                -------         ------

DISTRIBUTIONS TO PARTICIPANTS                                   (82,040)       (28,955)
ADMINISTRATIVE AND OTHER EXPENSES                                  (170)        (3,415)
                                                                -------        -------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                185,549        177,987

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                              704,573        526,586
                                                                -------        -------

NET ASSETS AVAILABLE FOR BENEFITS
 End of year                                                   $890,122       $704,573
                                                               ========       ========



See notes to financial statements.


CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements For Years ended December 31, 1999 and 1998

1.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Crane Co. Union Employees Savings and Investment Plan ("the Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

A. General - The Plan is a defined contribution plan covering certain United States bargaining employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Plan Amendments - The predecessor plan was The Mark Controls 401(k) Savings Plan and was amended effective January 1, 1998 renaming the Plan as the Crane Co. Union Employees Savings and Investment Plan. Effective January 1, 1998 the Plan became available to those Crane Co. collective bargaining units who negotiated inclusion in the Plan. The benefits delivered vary by union group and are dependent upon the negotiated terms through the collective bargaining process.

C. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the "Committee"). The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of the Employee Retirement Income Security Act of 1974.

D. Changes in the Plan - The Plan received a distribution on December 16, 1999, of the common shares of the Company's wholly-owned subsidiary, Huttig Building Products, Inc. (the "Huttig Distribution") which was distributed pro rata to holders of record of Crane Co. common stock at the close of business on December 8,1999.

     Upon the Huttig Distribution, these shares of Huttig common stock were immediately sold and the proceeds used to purchase additional shares of Crane Co. common stock, in which participants became 100% vested.

E. Participation - Subject to certain conditions, U.S. union employees of Crane Washington (effective 1998); Powers Process (effective 1995); Dyrotech Industries (effective 1998) and Kemlite Company Inc. (effective
     1998); are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document. Employees are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

     Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. Contributions are invested in short-term, stock, equity, bond, company stock or fixed income funds selected by the participant. The Company matching benefits vary by union group and are dependent upon the negotiated terms through the collective bargaining process. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $10,000 in 1999 and in 1998. Discrimination tests are performed yearly. Any discrepancies in passing the threshold would result in refunds to the participants.

G. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund) are paid by the employer. In addition personnel and facilities of the employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions. Participant loan fees are paid by the participant through automatic payroll deductions.

H.   Vesting - Employee contributions are one hundred percent vested.

     Vesting for employer contributions are as follows:


                Years of Service             Vested Interest
                ----------------             ---------------
        Less than 1 year                          None
        1 year but fewer than 2                    20%
        2 years but fewer than 3                   40%
        3 years but fewer than 4                   60%
        4 years but fewer than 5                   80%
        5 years or more                           100%

     Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

I. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

J. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Committee shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

K. Tax Status - "The Company adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated September 12,1994 and the Internal Revenue Service has determined and informed the Company by letter dated June 1,1995 that the Plan, as adopted, and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements."

L. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

M. Participant Loan Fund - Some participants (depending on negotiated union plan) may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between the investment fund and the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

N.   Investment Funds

     The Plan provides the following funds in which participants can elect to invest their Plan assets:

     Vanguard Money Market Reserves - Prime Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Treasury and Government Agency securities and repurchase agreements on such securities and up to 50 percent of approved foreign banks net assets in Eurodollar certificates of deposit issued by approved U.S.banks and Yankee obligations. The intent is to maintain a constant net asset value of $1.00 per share.

     Vanguard Retirement Savings Trust - Tax-exempt collective trust invested primarily in guaranteed investment contracts issued annually by insurance companies and commercial banks, and similar types of fixed principal investments. The intent is to maintain a constant net asset value of $1.00 per share. Plan assets in the Retirement Savings Trust are recorded at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 6% during both 1999 and 1998. The crediting interest rate was approximately 6% at December 31, 1999 and 1998. Fair value of Plan assets invested was $70,258 and $85,638 at December 31, 1999 and 1998, respectively. The fair value of the Trust's assets approximated contract value at December 31,1999 and 1998.

     Vanguard/Windsor II - A diversified portfolio of equity securities seeking to provide long-term growth of capital and income. Its secondary objective is to provide a reasonable level of current income.

     Crane Co. Stock Fund - Investments in the common stock of Crane Co.

     Vanguard/Wellington Fund - A diversified portfolio of equity and fixed income securities aimed at conserving capital, providing reasonable levels of current income and profits without undue risks. Generally, 60-70% of net assets are allocated to equities and 30-40% to fixed income securities.

     Vanguard/Morgan Growth Portfolio - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental.

     Vanguard Fixed Income Securities - Long-Term Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds seeking to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

     Vanguard Index Trust - 500 Portfolio - A broadly diversified portfolio of equity securities seeking to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index. Given this objective, the portfolio is expected to provide long-term growth of capital and income as well as a reasonable level of current income.

     Vanguard/PRIMECAP Fund - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental.

     The Trustee may, at its discretion, keep any portion of the above-mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.

2.   SUMMARY OF ACCOUNTING POLICIES

     The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

A. The financial statements of the Plan have been prepared using the accrual basis of accounting.

B. Investment Valuation- Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund is valued at the quoted market price of the Company. Participant loans are valued at cost, which approximates fair value.

     Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 31, 1999 and 1998:

                                           1999                           1998
                               -----------------------------  -----------------------------
                                 Principal    Market Value      Principal    Market Value
                                Amounts ($)                    Amounts ($)
                                     or                             or
                                Shares/Units                   Shares/Units
                               -----------------------------  -----------------------------
Vanguard Money Market
Reserves-Prime Portfolio              135,882      $135,882          130,827      $130,827
Vanguard/Windsor II                     4,863       121,441            3,269        97,588
Vanguard Index Trust 500
Portfolio                                 537        72,646            -             -
Vanguard Retirement
Savings Trust                         $70,258        70,258          $85,638        85,638
Vanguard/Wellington Fund               11,193       312,963            9,457       277,577
Crane Co. Stock Fund                    1,484        46,576            1,272        57,317

C.Investment  Transactions and Investment  Income - Investment  transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D.Distributions to Participants- Benefit payments are recorded when paid.

E.General - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   PARTIES-IN-INTEREST

     The Plan has investments and transactions with parties-in-interest, those parties being The Vanguard Group, Crane Co., Huttig Building Products, Inc. and participants with loan balances.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Union Employees Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                         ADMINISTRATIVE COMMITTEE OF THE
                            CRANE CO. UNION EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN


                                /S/ G. A. Dickoff
                                    G. A. Dickoff

                                /S/ A. I. duPont
                                    A. I. duPont

                                /S/ J. R. Packard
                                    J. R. Packard

                                /S/ Z. A. Weinberger
                                    Z. A. Weinberger





     Stamford, CT
     June 28, 2000

              CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN
          SCHEDULE H - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999


                                    Principal
                                   Amount ($)/
    Identity of Issue                Shares          Cost       Market Value
    -----------------              ----------        ----       ------------

Vanguard Money Market
Reserves-Prime Portfolio*               135,882      $ 135,882       $135,882
Vanguard Retirement
Savings Trust*                          $70,258         70,258         70,258
Vanguard/Windsor II*                      4,863        128,710        121,441
Crane Co. Stock Fund*                     1,484         57,720         46,576
Vanguard/Wellington Fund*                11,193        312,001        312,963
Vanguard/Morgan Growth
Fund*                                       639         13,490         14,655
Vanguard Index Trust -
500 Portfolio*                              537         64,843         72,646
Vanguard/PRIMECAP Fund*                     322         17,107         20,016
Vanguard Fixed Income
Securities - Long-Term
Corporate Portfolio*                      1,288         11,195         10,448
Loans to Participants*                        -         61,515         61,515
                                                      --------       --------
                                                      $872,721       $866,400
                                                      ========       ========



*Represents a party-in-interest to the plan.

              CRANE CO.UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN
                SCHEDULE H - SCHEDULE OF REPORTABLE TRANSACTIONS
                PERIOD FROM JANUARY 1, 1999 TO DECEMBER 31, 1999


                                               Proceeds
                         Cost of Assets          From        Cost of         Net Gain
   Identity of Issue        Purchased            Sales     Assets Sold       or (Loss)
   -----------------        ---------            -----     -----------       ---------

 Series of Transactions
 ----------------------
 Crane Co. Stock Fund*         $21,191          $15,289      $15,668           $(379)
 Vanguard Money
 Market Reserves
 -Prime Portfolio*              33,109           28,054       28,054              -
 Vanguard/Windsor II*           54,678            8,016        7,176             840
 Vanguard Retiement
 Savings Trust*                 30,113           45,493       45,493              -
 Vanguard/Wellington           121,647           71,203       63,205           7,998
 Fund*
 Vanguard 500 Index*            59,943            2,875        2,701             174


    *Represents a party-in-interest to the plan.

                                       11

     Exhibit 23.1

     INDEPENDENT AUDITORS' CONSENT

     We consent to the incorporation by reference in Registration Statement No. 333-35860 of Crane Co. on Form S-8 of our report dated June 20, 2000 appearing in this Annual Report on Form 11-K of the Crane Co. Union Employees Savings and Investment Plan for the year ended December 31, 1999.


     /s/ Deloitte & Touche LLP





     Stamford, Connecticut
     June 28, 2000

                                       12